INDUSTRIAS CH, S.A. DE C.V.

Agustín Melgar No. 23 Apdo. Postal No. 1
C.P. 54030 Tlalnepantla, Edo. de México
TEL. 53-10-25-59 Fax. 53-10-24-96

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Industrias CH, S.A. de C.V.
<u>Rule 12g3-2(b) File No. 82-34903</u>

The enclosed results of operations for the nine-month period ended September 30, 2005, as presented to the Comision Nacional Bancaria y de Valores (the "CNBV") are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Industrias CH, S.A. de C.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Act"), afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3 -2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Sergio Vigil
Chief Financial Officer

Enclosures

dlw 11/29

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **1** AÑO: **2005**

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA
AL 31 DE MARZO DE 2005 Y 2004
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**16,569,012**	**100**	**11,383,008**	**100**
2	**ACTIVO CIRCULANTE**	**8,672,468**	**52**	**4,305,413**	**38**
3	EFECTIVO E INVERSIONES TEMPORALES	3,006,489	18	1,164,146	10
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	1,764,967	11	1,058,597	9
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	201,632	1	203,558	2
6	INVENTARIOS	3,592,630	22	1,671,868	15
7	OTROS ACTIVOS CIRCULANTES	106,750	1	207,244	2
8	**LARGO PLAZO**	**0**	**0**	**0**	**0**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
11	OTRAS INVERSIONES	0	0	0	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**7,667,491**	**46**	**6,811,201**	**60**
13	INMUEBLES	3,439,552	21	3,245,591	29
14	MAQUINARIA Y EQUIPO INDUSTRIAL	8,270,208	50	7,363,205	65
15	OTROS EQUIPOS	211,350	1	211,280	2
16	DEPRECIACION ACUMULADA	4,282,063	26	4,067,105	36
17	CONSTRUCCIONES EN PROCESO	28,444	0	58,230	1
18	**ACTIVO DIFERIDO (NETO)**	**229,053**	**1**	**266,394**	**2**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**3,781,047**	**100**	**3,641,488**	**100**
21	**PASIVO CIRCULANTE**	**1,422,705**	**38**	**1,388,141**	**38**
22	PROVEEDORES	798,348	21	917,928	25
23	CREDITOS BANCARIOS	0	0	0	0
24	CREDITOS BURSATILES	3,411	0	3,517	0
25	IMPUESTOS POR PAGAR	162,185	4	137,980	4
26	OTROS PASIVOS CIRCULANTES	458,761	12	328,716	9
27	**PASIVO A LARGO PLAZO**	**0**	**0**	**0**	**0**
28	CREDITOS BANCARIOS	0	0	0	0
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	0	0	0	0
31	**CREDITOS DIFERIDOS**	**2,352,083**	**62**	**1,863,102**	**51**
32	**OTROS PASIVOS**	**6,259**	**0**	**390,245**	**11**
33	**CAPITAL CONTABLE**	**12,787,965**	**100**	**7,741,520**	**100**
34	**PARTICIPACION MINORITARIA**	**942,531**	**7**	**852,464**	**11**
35	**CAPITAL CONTABLE MAYORITARIO**	**11,845,434**	**93**	**6,889,056**	**89**
36	**CAPITAL CONTRIBUIDO**	**6,999,986**	**55**	**5,100,469**	**66**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	5,098,604	40	3,484,909	45
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	875,918	7	861,755	11
39	PRIMA EN VENTA DE ACCIONES	1,025,464	8	753,805	10
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**4,845,448**	**38**	**1,788,587**	**23**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	4,256,881	33	1,875,575	24
43	RESERVA PARA RECOMPRA DE ACCIONES	341,472	3	319,660	4
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(183,864)	(1)	(826,358)	(11)
45	**RESULTADO NETO DEL EJERCICIO**	430,959	3	419,710	5

CLAVE DE COTIZACION: **ICH**
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2004**

ESTADO DE SITUACION FINANCIERA
AL 31 DE MARZO DE 2005 Y 2004
(Miles de Pesos)

CONSOLIDADO

Impresión Final

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **1** AÑO: **2005**

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos) **Impresión Final**

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**3,006,489**	**100**	**1,164,146**	**100**
46	EFECTIVO	864,559	29	450,592	39
47	INVERSIONES TEMPORALES	2,141,930	71	713,554	61
18	**CARGOS DIFERIDOS**	**229,053**	**100**	**266,394**	**100**
48	GASTOS AMORTIZABLES (NETO)	228,918	100	0	0
49	CREDITO MERCANTIL	0	0	0	0
50	IMPUESTOS DIFERIDOS	135	0	266,394	100
51	OTROS	0	0	0	0
21	**PASIVO CIRCULANTE**	**1,422,705**	**100**	**1,388,141**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	456,791	32	183,477	13
53	PASIVOS EN MONEDA NACIONAL	965,914	68	1,204,664	87
24	**CREDITOS BURSATILES CORTO PLAZO**	**3,411**	**100**	**3,517**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	3,411	100	3,517	100
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**458,761**	**100**	**328,716**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	0	0	0	0
58	OTROS PASIVOS CIRCULANTES SIN COSTO	458,761	100	328,716	100
27	**PASIVO A LARGO PLAZO**	**0**	**100**	**0**	**100**
59	PASIVO EN MONEDA EXTRANJERA	0	0	0	0
60	PASIVO EN MONEDA NACIONAL	0	0	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**0**	**100**	**0**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO PLAZO	0	0	0	0
30	**OTROS CREDITOS**	**0**	**100**	**0**	**100**
63	OTROS CREDITOS CON COSTO	0	0		0
64	OTROS CREDITOS SIN COSTO	0	0		0
31	**CREDITOS DIFERIDOS**	**2,352,083**	**100**	**1,863,102**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	2,329,918	99	1,853,058	99
67	OTROS	22,165	1	10,044	1
32	**OTROS PASIVOS**	**6,259**	**100**	**390,245**	**100**
68	RESERVAS	2,259	36	0	0
69	OTROS PASIVOS	4,000	64	390,245	100
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(183,864)**	**100**	**(826,358)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(183,864)	(100)	(826,358)	(100)

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **1** AÑO: **2005**
INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	7,249,763	2,917,272
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	0	0
74	NUMERO DE FUNCIONARIOS (*)	28	31
75	NUMERO DE EMPLEADOS (*)	1,240	889
76	NUMERO DE OBREROS (*)	2,085	1,928
77	NUMERO DE ACCIONES EN CIRCULACION (*)	436,574,580	120,169,248
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

CLAVE DE COTIZACION: **ICH** | *TRIMESTRE:* ***1*** *AÑO:* ***2005***

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE RESULTADOS | **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE MARZO DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**2,447,729**	**100**	**1,651,650**	**100**
2	COSTO DE VENTAS	1,607,003	66	1,099,629	67
3	**RESULTADO BRUTO**	**840,726**	**34**	**552,021**	**33**
4	GASTOS DE OPERACION	249,306	10	188,494	11
5	**RESULTADO DE OPERACION**	**591,420**	**24**	**363,527**	**22**
6	COSTO INTEGRAL DE FINANCIAMIENTO	(7,261)	0	32,935	2
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**598,681**	**24**	**330,592**	**20**
8	OTRAS OPERACIONES FINANCIERAS	(71,000)	(3)	(9,846)	(1)
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**669,681**	**27**	**340,438**	**21**
10	PROVISION PARA IMPUESTOS Y P.T.U.	193,262	8	(65,151)	(4)
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**476,419**	**19**	**405,589**	**25**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**476,419**	**19**	**405,589**	**25**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**476,419**	**19**	**405,589**	**25**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	(59,004)	(4)
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**476,419**	**19**	**464,593**	**28**
19	PARTICIPACION MINORITARIA	45,460	2	44,883	3
20	**RESULTADO NETO MAYORITARIO**	**430,959**	**18**	**419,710**	**25**

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **1** AÑO: **2005**
INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**2,447,729**	**100**	**1,651,650**	**100**
21	NACIONALES	2,022,681	83	1,354,761	82
22	EXTRANJERAS	425,048	17	296,889	18
23	CONVERSION EN DOLARES (***)	37,851	2	26,746	2
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**(7,261)**	**100**	**32,935**	**100**
24	INTERESES PAGADOS	2,395	33	10,877	33
25	PERDIDA EN CAMBIOS	0	0	3,139	10
26	INTERESES GANADOS	8,145	112	2,768	8
27	GANANCIA EN CAMBIOS	3,545	49	204	1
28	RESULTADO POR POSICION MONETARIA	2,034	28	21,891	66
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**(71,000)**	**100**	**(9,846)**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	(71,000)	(100)	(9,846)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**193,262**	**100**	**(65,151)**	**100**
32	I.S.R.	185,913	96	(65,151)	(100)
33	I.S.R. DIFERIDO	7,349	4	0	0
34	P.T.U.	0	0	0	0
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **1** AÑO: **2005**
INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	2,570,115	1,735,130
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	9,073,415	5,730,829
39	RESULTADO DE OPERACION (**)	2,596,905	921,264
40	RESULTADO NETO MAYORITARIO (**)	1,952,164	1,061,458
41	RESULTADO NETO (**)	2,142,646	1,165,422

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: ICH
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2005**

ESTADO DE RESULTADOS TRIMESTRAL
DEL 1 DE ENERO AL 31 DE MARZO DE 2005 Y 2004
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**2,447,729**	**100**	**1,651,650**	**100**
2	COSTO DE VENTAS	1,607,003	66	1,099,629	67
3	**RESULTADO BRUTO**	**840,726**	**34**	**552,021**	**33**
4	GASTOS DE OPERACION	249,306	10	188,494	11
5	**RESULTADO DE OPERACION**	**591,420**	**24**	**363,527**	**22**
6	COSTO INTEGRAL DE FINANCIAMIENTO	(67,303)	(3)	32,935	2
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**658,723**	**27**	**330,592**	**20**
8	OTRAS OPERACIONES FINANCIERAS	(71,000)	(3)	(9,846)	(1)
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**729,723**	**30**	**340,438**	**21**
10	PROVISION PARA IMPUESTOS Y P.T.U.	193,262	8	(65,151)	(4)
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**536,461**	**22**	**405,589**	**25**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**536,461**	**22**	**405,589**	**25**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**536,461**	**22**	**405,589**	**25**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	47,874	2	(59,004)	(4)
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**488,587**	**20**	**464,593**	**28**
19	PARTICIPACION MINORITARIA	45,461	2	44,883	3
20	**RESULTADO NETO MAYORITARIO**	**443,126**	**18**	**419,710**	**25**

CLAVE DE COTIZACION: ICH
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: 1 AÑO: 2005

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**2,447,729**	**100**	**1,651,650**	**100**
21	NACIONALES	2,022,681	83	1,354,761	82
22	EXTRANJERAS	425,048	17	296,889	18
23	CONVERSION EN DOLARES (***)	37,851	2	26,746	2
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**(67,303)**	**100**	**32,935**	**100**
24	INTERESES PAGADOS	2,395	4	10,877	33
25	PERDIDA EN CAMBIOS	0	0	3,139	10
26	INTERESES GANADOS	8,145	12	2,768	8
27	GANANCIA EN CAMBIOS	3,545	5	204	1
28	RESULTADO POR POSICION MONETARIA	(58,008)	(86)	21,891	66
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**(71,000)**	**100**	**(9,846)**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	(71,000)	(100)	(9,846)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**193,262**	**100**	**(65,151)**	**100**
32	I.S.R.	185,913	96	(65,151)	(100)
33	I.S.R. DIFERIDO	7,349	4	0	0
34	P.T.U.	0	0	0	0
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **1** AÑO: **2005**
INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DEL 1 DE ENERO AL 31 DE MARZO DE 2005 Y 2004
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**476,419**	**464,593**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	1,131,450	(115,532)
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**1,607,869**	**349,061**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(1,134,260)	28,846
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**473,609**	**377,907**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(18)	(20,307)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	1,912,830	0
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**1,912,812**	**(20,307)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**5,960**	**37,347**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	2,392,381	394,947
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	614,108	769,199
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	3,006,489	1,164,146

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **1** AÑO: **2005**

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**1,131,450**	**(115,532)**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	77,593	60,461
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	0	0
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	3,545	204
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	(2,034)	(21,890)
17	+ (-) OTRAS PARTIDAS	1,052,346	(154,307)
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(1,134,260)**	**28,846**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(102,616)	(77,100)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(614,233)	(111,590)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	92,855	(242,636)
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	(79,922)	389,149
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(430,344)	71,023
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(18)**	**(20,307)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	(18)	(742)
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	0	0
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	0	0
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	0	0
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	(19,565)
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	0	0
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**1,912,830**	**0**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	1,613,696	
31	(-) DIVIDENDOS PAGADOS	0	
32	+ PRIMA EN VENTA DE ACCIONES	299,134	
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**5,960**	**37,347**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	0	(6,098)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	233	(5,805)
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	5,727	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	0	49,250

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **1** AÑO: **2005**

INDUSTRIAS CH, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	19.46	%	28.13	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	16.48	%	15.41	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	12.93	%	10.24	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(0.43)	%	(4.71)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.55	veces	0.50	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	1.18	veces	0.84	veces
8	ROTACION DE INVENTARIOS (**)	1.54	veces	3.76	veces
9	DIAS DE VENTAS POR COBRAR	56	días	50	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	0.00	%	3.76	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	22.82	%	31.99	%
12	PASIVO TOTAL A CAPITAL CONTABLE	0.30	veces	0.47	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	12.08	%	5.04	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	0.00	%	0.00	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	246.94	veces	33.42	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	2.40	veces	1.57	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	6.10	veces	3.10	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	3.57	veces	1.90	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	2.29	veces	1.18	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	211.32	%	83.86	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	65.69	%	21.13	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(46.34)	%	1.75	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	197.75	veces	34.74	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	0.00	%	100.00	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	100.00	%	0.00	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	0.00	%	(16.33)	%

(**). INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **1** AÑO: **2005**

INDUSTRIAS CH, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ .99		$ 9.29	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00		$ .00	
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00		$ .00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ .00		$ .00	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00		$ .00	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00		$ .00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00		$ .00	
8	VALOR EN LIBROS POR ACCION	$ 27.13		$ 57.33	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .00		$ .00	
10	DIVIDENDO EN ACCIONES POR ACCION	.00	acciones	.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	.85	veces	.78	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	23.78	veces	5.22	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00	veces	.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

EL DIA 10 DE SEPTIEMBRE DE 2004, INDUSTRIAS CH, S.A. DE C.V. A TRAVES DE SUS SUBSIDIARIA GRUPO SIMEC, S.A. DE C.V. FINIQUITO COMPLETAMENTE LA ADQUISICION DE LOS INVENTARIOS, TERRENOS, EDIFICIOS, MAQUINARIA Y EQUIPO, ABSORVIENDO EL PASIVO LABORAL DE LAS PLANTAS DE APIZACO, TLAXCALA Y CHOLULA PUEBLA; QUE ERAN PROPIEDAD DE INDUSTRIAS FERRICAS DEL NORTE, S.A. DE C.V. (CORPORACION SIDENOR ESPAÑA) DONDE EL MONTO PAGADO ASCENDIO APROXIMADAMENTE A $ 135 MILLONES DE DOLARES, LA INVERSION SE REALIZO CON RECURSOS PROPIOS. SE EMPEZO A OPERAR LA SIDERURGICA, TLAXCALA Y LA PLANTA CHOLULA PUEBLA, DESDE EL 01 DE AGOSTO, POR LOQUE LOS RESULTADOS DE OPERACION DE AMBAS PLANTAS SE ESTAN REFLEJANDO EN LOS RESULTADOS DEL PRMER TRIMESTRE DEL 2005.

PARA DAR CUMPLIMIENTO CON LO ESTABLECIDO EN EL ARTICULO 35 DE LA CIRCULAR UNICA DE EMISORAS EN EL ULTIMO PARRAFO DEL INCISO I EN DONDE NOS MENCIONA QUE EN LA INFORMACION TRIMESTRAL QUE PRESENTA LA EMISORA CORRESPONDIENTE AL TRIMESTRE EN QUE SURTE EFECTOS LA REESTRUCTURACION CORPORATIVA REELEVANTE Y DURANTE LOS 3 SIGUIENTES, DEBERA INCLUIR EN SUS NOTAS, PARA EFECTOS COMPARATIVOS, UN ESTADO FINANCIERO CON CIFRAS PROFORMA EN EL QUE SE PRESENTE LA SITUACION FINANCIERA DE LA EMISORA COMO SI LA REESTRUCTURACION RESPECTIVA HUBIERA SURTIDO EFECTOS EN EL EJERCICIO ANTERIOR. ASI MISMO EL ARTICULO 81 INCISO IV DE LA CIRCULAR UNICA DE EMISORAS NOS MARCA QUE LOS ESTADOS FINANCIEROS PROFORMA DEBERAN PRESENTAR O EXCLUIR EL IMPACTO DE OPERACIONES SOBRE LA SITUACION FINANCIERA DE LA EMISORA, O BIEN, DE MODIFICACIONES EN LA APLICACION DE POLITICAS, CRITERIOS, O PRACTICAS CONTABLES, COMO SI LAS MENCIONADAS OPERACIONES O MODIFICACIONES HUBIESEN O NO, SEGUN SEA EL CASO, SURTIDO EFECTOS A LA FECHA QUE SE REFIERAN DICHOS ESTADOS FINANCIEROS PROFORMA. EN TODO CASO, LOS ESTADOS FINANCIEROS PROFORMA DEBERAN ELABORARSE EN LA MEDIDA DE LO POSIBLE, SIGUIENDO LOS MISMOS PRINCIPIOS CONTABLES CONFORME A LOS CUALES SE ELABORAN SUS ESTADOS FINANCIEROS. LA INFORMACION FINANCIERA DEBERA INCLUIR EN COLUMNAS COMPARATIVAS, CIFRAS BASE, CIFRAS DE AJUSTE PROFORMA Y CIFRAS PROFORMA RESULTANTES, ASI COMO ACOMPAÑARSE DE NOTAS COMPLEMENTARIAS QUE EXPLIQUEN CLARAMENTE LAS BASES DE PREPARACION.

INDUSTRIAS CH, S.A. DE C.V. Y SUBSIDIARIAS
ESTADO DE RESULTADOS
(MILES DE PESOS)
DOCE MESES TERMINADOS AL 31 DE MARZO:

	2005			PROFORMA 2004		
	ICH SIN APIZACO Y CHOLULA	APIZACO Y CHOLULA	ICH CONSO-LIDADO	ICH SIN APIZACO Y CHOLULA	AJUSTES APIZACO Y CHOLULA	ICH PROFORM CONSO-LIDADO
VENTAS NETAS	1,742,129	705,600	2,447,729	1,159,960	491,690	1,651,650
COSTO DE VENTAS	1,106,733	500,270	1,607,003	720,679	378,950	1,099,629
RESULTADO BRUTO	635,396	205,330	840,726	439,281	112,740	552,021
GASTOS DE OPERACION	186,873	62,433	249,306	126,061	62,433	188,494

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

RESULTADO DE OPERACION	448,523	142,897	591,420	313,220	50,307	363,527
COSTO INTEGRAL	(7,121)	140	(7,261)	32,935	0	32,935
DE FINANCIA-MIENTO.						
OTROS GASTOS	(71,008)	(8)	(71,000)	(68,850)	0	(68,850)
(INGRESO)						
IMPUESTOS	174,506	18,756	193,262	(65,151)	0	(65,151)
PARTICIPACION MINORITARIA	45,460	0	45,460	44,883	0	44,883
RESULTADO NETO MAYORITARIO	306,950	124,009	430,959	369,403	50,307	419,710

EFECTO DE LAS TONELADAS VENDIDAS EN LOS MESES DE ENERO A MARZO DE 2004, EN LAS PLANTAS DE APIZACO Y CHOLULA SE CONSIDERAN 98,068 TONELADAS QUE SON LAS MISMAS DE LOS MESES DE ENERO A MARZO DE 2005. EN EL ESTADO DE RESULTADOS PROFORMA DE 2004 SE CONSIDERA EL PRECIO DE VENTA PS 4,917 POR TONELADA ASI COMO EL COSTO DE VENTA DE PS 3,790 POR TONELADA QUE CORRESPONDEN A LOS PRECIOS DE 2004 ACTUALIZADOS. EL PRECIO PROMEDIO DE VENTA POR TONELADA, PARA EL PERIODO ENERO A MARZO DE 2005 ES DE PS. 7,195 POR TONELADA Y EL COSTO PROMEDIO DE VENTA POR TONELADA ES DE PS 5,101 POR TONELADA.

SE CONSIDERA QUE LOS GASTOS DE OPERACION PARA EL ESTADO DE RESULTADOS PROFORMA DE 2004 SON LOS MISMOS DE 2005.

NO SE CONSIDERA COSTO INTEGRAL DE FINANCIAMIENTO PARA EL ESTADO DE RESULTADOS PROFORMA DE 2004, YA QUE ICH NO TIENE DEUDA FINANCIERA.

INDUSTRIAS CH, S.A. DE C.V. Y SUBSIDIARIAS
ESTADO DE SITUACION FINANCIERA
(MILES DE PESOS)
31 DE MARZO DE:

	----2005----	-------PROFORMA 2004--------------		
	ICH CONSOLIDADO	ICH SIN APIZACO Y CHOLULA	AJUSTES APIZACO Y CHOLULA	ICH PROFORMA CONSOLIDADO
ACTIVO CIRCULANTE	8,672,468	4,253,604	51,809	4,305,413
ACTIVO A LARGO PLAZO	0	0	0	0
INMUEBLES, PLANTA EQUIPO	7,667,494	5,581,944	1,229,257	6,811,201
ACTIVO DIFERIDO	229,053	266,394	0	266,394

ACTIVO TOTAL	16,569,012	10,101,942	1,281,066	11,383,008
PASIVO CIRCULANTE	1,422,705	142,458	1,245,683	1,388,141
CREDITOS DIFERIDOS	2,352,083	1,863,102	0	1,863,102
CAPITAL CONTABLE	12,787,965	7,706,137	35,383	7,741,520

SE LE ESTA DANDO EFECTOS AL 31 DE MARZO DE 2005 A LA COMPRA DE ACTIVOS, INVENTARIOS, TERRENOS, EDIFICIOS, MAQUINARIA Y EQUIPO E IVA ACREDITABLE, EFECTUADO EN EL AÑO 2004, PARA PODER HACER COMPARABLE LOS ESTADOS DE SITUACION FINANCIERA AL 31 DE MARZO DE 2005 Y 2004. DEBIDO A QUE LA COMPRA EN EL 2004 EN EFECTIVO Y EL 31 DE DICIEMBRE DE 2003 NO SE CONTABA CON EL SALDO SUFICIENTE EN CAJA, SE REGISTRO UN PASIVO EN EL ESTADO FINANCIERO PROFORMA DE PS. 1,245,683

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

COMENTARIOS Y ANALISIS DE LA ADMINISTRACION SOBRE LOS RESULTADOS DE OPERACION Y SITUACION FINANCIERA DE LA COMPAÑIA

ANEXO 1

CONSOLIDADO
Impresión Final

INDUSTRIAS CH, S.A. DE C.V., Y SUS SUBSIDIARIAS, HAN LOGRADO LOS OBJETIVOS FIJADOS PARA EL PRIMER TRIMESTRE DEL AÑO 2005; OBTENIENDO CON ELLO BUENOS RESULTADOS, LOGRANDO CONSOLIDAR UN BUEN CRECIMIENTO Y FORTALECIMIENTO FINANCIERO DE LAS EMPRESAS QUE CONFORMAN EL GRUPO.

EL DIA 10 DE SEPTIEMBRE INDUSTRIAS CH, S.A. DE C.V. A TRAVES DE SU SUBSIDIARIA GRUPO SIMEC S.A. DE C.V. FINIQUITO COMPLETAMENTE LA ADQUISICION DE LOS INVENTARIOS, TERRENOS, EDIFICIOS, MAQUINARIA Y EQUIPO, ABSORBIENDO EL PASIVO LABORAL DE LAS PLANTAS DE APIZACO, TLAXCALA Y CHOLULA PUEBLA;QUE ERAN PROPIEDAD DE INDUSTRIAS FERRICAS DEL NORTE, S.A. DE C.V. (CORPORACION SIDENOR ESPAÑA) DONDE EL MONTO PAGADO ASCENDIO APROXIMADAMENTE A $ 135 MILLONES DE DOLARES, LA INVERSION SE REALIZO CON RECURSOS PROPIOS. SE EMPEZO A OPERAR LA SIDERURGICA, TLAXCALA Y LA PLANTA CHOLULA PUEBLA, DESDE EL 1 DE AGOSTO POR LO QUE LOS RESULTADOS DE OPERACION DE AMBAS PLANTAS SE ESTAN REFLEJANDO EN LOS RESULTADOS DE ESTE CUARTO TRIMESTRE.

RESULTADOS DE OPERACION.

COMPARACION DE RESULTADOS DEL PERIODO TERMINADO AL 31 DE MARZO DE 2005, CON EL PERIODO TERMINADO AL 31 DE MARZO DEL 2004.

VENTAS NETAS

LAS VENTAS NETAS SE INCREMENTARON EN 796 MILLONES DE PESOS, LO CUAL REPRESENTO UN INCREMENTO DEL 48%, CON RESPECTO AL MISMO PERIODO DEL AÑO ANTERIOR, ESTO FUE DERIVADO A UN INCREMENTO DEL VOLUMEN DE VENTAS Y A UN AUMENTO EN PRECIOS, ADEMAS COMO RESULTADO DE LA OPERACION DE LAS PLANTAS DE APIZACO. TLAXCALA Y CHOLULA, PUEBLA.

COSTO DE VENTAS

EL COSTO DE VENTAS REPRESENTO EL 66% DE LAS VENTAS, LO CUAL GENERO UNA DISMINUCION DE 1 PUNTOS PORCENTUALES SOBRE LAS MISMAS COMPARADO CON EL COSTO DEL MISMO PERIODO DEL AÑO ANTERIOR; ESTO DEMUESTRA QUE HEMOS MANTENIDO, LOS NIVELES DE COSTO DE MATERIA PRIMA, DEBIDO A QUE LA EFICIENTIZACION DE LOS MISMOS HA LOGRADO REDUCIR, EL IMPACTO QUE HAN SUFRIDO EL ALZA DE PRECIOS EN LA CHATARRA Y FERROALEACIONES.

UTILIDAD BRUTA

EN EL PRIMER TRIMESTRE DEL AÑO 2005, INCREMENTO EN 289 MILLONES DE PESOS, COMPARADO CON EL MISMO PERIODO DEL AÑO ANTERIOR, CON RESPECTO A LAS VENTAS SE VIO AUMENTADA EN 1 PUNTO PORCENTUAL, PASANDO DEL 33% A UN 34%, EN ESTE PERIODO, COMPARADA CON LA UTILIDAD GENERADA EN EL MISMO PERIODO DEL AÑO ANTERIOR, DERIVADO A LO MENCIONADO EN LOS DOS PARRAFOS ANTERIORES.

GASTOS DE OPERACION

LOS GASTOS DE OPERACION AUMENTARON UN 32%, CON RESPECTO A LOS GASTOS DEL MISMO PERIODO DEL 2004 Y SI PRESENTAN UN BENEFICIO DE 1 PUNTO AL COMPARARLO CON EL MISMO PERIODO DEL 2004, SOBRE LAS VENTAS CON RESPECTO AL MISMO PERIODO DEL AÑO ANTERIOR.

UTILIDAD DE OPERACION

LA UTILIDAD DE OPERACION SE INCREMENTO EN 228 MILLONES DE PESOS COMPARADA CON EL AÑO DEL 2004. SE OBTUVO UNA MEJORA DE 2 PUNTOS PORCENTUALES, COMPARADO CON

EL AÑO ANTERIOR SOBRE LAS VENTAS.

RESULTADO NETO

COMO RESULTADO DE TODO LO EXPUESTO, SE LOGRO INCREMENTAR LA UTILIDAD NETA MAYORITARIA EN 11 MILLONES DE PESOS SIN EMBARGO ESTE REPUNTE NO SE VE REFLEJADO EN EL PORCENTAJE QUE EL TOTAL DE UTILIDAD REPRESENTA DE LAS VENTAS, POR EL REGISTRO DE PROVISIONES PARA ISR.

EL GRUPO ICH, HA LOGRADO MANTENER SU NIVEL DE CRECIMIENTO Y ESPERA AUMENTAR SUS RESULTADOS EN BASE HA UN INCREMENTO EN LAS VENTAS Y UN AHORRO EN COSTOS Y GASTOS.

INDUSTRIAS CH, S.A. DE C.V., ES UNA SOCIEDAD TENEDORA DE ACCIONES DE UN GRUPO DE EMPRESAS DEDICADAS PRINCIPALMENTE A LA FABRICACION Y VENTA DE ACEROS ESPECIALES, TUBERIA UTILIZADA PARA LA CONSTRUCCION DE TODA CLASE DE DUCTOS, VARILLA, PERFILES DE ACERO Y ESTRUCTURALES PARA LA INDUSTRIA DE LA CONSTRUCCION, INDUSTRIA AUTOMOTRIZ E INDUSTRIA MANUFACTURERA, TANTO EN MEXICO COMO EN EL EXTRANJERO.

BASE DE CONSOLIDACION:

LOS ESTADOS FINANCIEROS CONSOLIDADOS INCLUYEN LOS DE LA COMPAÑIA Y SUS SUBSIDIARIAS EN LAS QUE POSEE MAS DEL 50% DE SU CAPITAL SOCIAL.

LOS SALDOS Y OPERACIONES IMPORTANTES ENTRE LAS COMPAÑIAS DEL GRUPO SE HAN ELIMINADO EN LA PREPARACION DE LOS ESTADOS FINANCIEROS CONSOLIDADOS; LA CONSOLIDACION SE EFECTUO CON BASE A LOS ESTADOS FINANCIEROS DE LAS COMPAÑIAS EMISORAS QUE FUERON PREPARADOS DE ACUERDO A LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS.

LAS COMPAÑIAS INCLUIDAS SON LAS SIGUIENTES:

INDUSTRIAS CH, S.A. DE C.V.
OPERADORA DE INDUSTRIAS CH, S.A. DE C.V.
SERVICIOS CH, S.A. DE C.V.
ACEROS CH, S.A. DE C.V.
CIA. MEX. DE PERFILES Y TUBOS, S.A. DE C.V.
INMOBILIARIA PYTSA, S.A. DE C.V.
PROCARSA, S.A. DE C.V.
INMOBILIARIA PROCARSA, S.A. DE C.V.
TUBERIAS PROCARSA, S.A. DE C.V.
OPERADORA PROCARSA, S.A. DE C.V.
SIDERURGICA DEL GOLFO, S.A. DE C.V.
SIGOSA ACEROS, S.A. DE C.V.
ADMINISTRACION Y CONTROL DE LA PRODUCCION, S.A. DE C.V.
SERVICIOS ADMINISTRATIVOS SIGOSA, S.A. DE C.V.
PYTSA MONCLOVA, S.A. DE C.V.
RECUBRIMIENTOS PROCARSA, S.A. DE C.V.
OPERADORA ICH, S.A. DE C.V.
ADMINISTRACION DE EMPRESAS CH, S.A. DE C.V.
PYTSA INDUSTRIAL, S.A. DE C.V.
ACEROS Y LAMINADOS SIGOSA, S.A. DE C.V.
OPERADORA DE TUBERIA INDUSTRIAL DE MONTERREY, S.A. DE C.V.
LAMINA Y MAQUILA DEL NORTE, S.A. DE C.V.
OPERADORA DE LAMINADOS Y PERFILES DE MONTERREY, S.A. DE C.V.
OPERADORA DE LAMINA Y MAQUILA DEL NORTE, S.A. DE C.V.
TUBULARES DE PERFILES INDUSTRIALES, S.A. DE C.V.
GRUPO SIMEC, S.A. DE C.V.
CIA. SIDERURGICA DE GUADALAJARA, S.A. DE C.V.

CIA. SIDERURGICA DE CALIFORNIA, S.A. DE C.V.
METALICA LAS TORRES, S.A. DE C.V.
CONSORCIO INTERNACIONAL, S.A. DE C.V.
SERVICIOS SIMEC, S.A. DE C.V.
ADMINISTRADORA DE SERVICIOS DE LA INDUSTRIA SIDERURGICA ICH, S.A. DE C.V.
COORDINADORA DE SERVICIOS SIDERURGICOS DE CALIDAD, S.A. DE C.V.
DISEÑOS Y CONSTRUCCIONES INDUSTRIALES Y COMERCIALES, S.A. DE C.V.
INDUSTRIAS DEL ACERO Y DEL ALAMBRE, S.A. DE C.V.

PROCESADORA MEXICALI, S.A. DE C.V.
SISTEMAS DE TRANSPORTE DE BAJA CALIFORNIA, S.A. DE C.V.
ADMINISTRACION DE LA CARTERA DE OCCIDENTE, S.A. DE C.V.
ADMINISTRADORA DE SERVICIOS SIFERURGICOS DE TLAXCALA, S.A. DE C.V.
OPERADORA DE SERVICIOS SIDERURGICOS DE TLAXCALA, S.A. DE C.V.
OPERADORA DE METALES, S.A. DE C.V.

EQUIVALENTES DE EFECTIVO.

LOS EQUIVALENTES DE EFECTIVO INCLUYEN DEPOSITOS EN CUENTAS BANCARIAS, MONEDAS EXTRANJERAS Y OTROS SIMILARES DE INMEDIATA REALIZACION. A LA FECHA DE LOS ESTADOS FINANCIEROS, LOS INTERESES Y LAS UTILIDADES O PERDIDAS EN VALUACION SE INCLUYEN EN LOS RESULTADOS DEL EJERCICIO, COMO PARTE DEL RESULTADO INTEGRAL DE FINANCIAMIENTO.

INVENTARIOS Y COSTO DE VENTAS.

LOS INVENTARIOS SE VALUAN ORIGINALMENTE AL COSTO PROMEDIO Y POSTERIORMENTE SE AJUSTAN PARA DEJARLOS EXPRESADOS A SU COSTO DE REPOSICION O VALOR DE MERCADO, EL MENOR. LOS VALORES SON DETERMINADOS SOBRE LAS SIGUIENTES BASES:

BILLET, PRODUCTOS TERMINADOS Y EN PROCESO	AL COSTO DE LA ULTIMA PRODUCCION DEL MES.
MATERIAS PRIMAS	DE ACUERDO A LOS PRECIOS DE COMPRA QUE REGIAN EN EL MERCADO A LA FECHA DEL BALANCE GENERAL.
MATERIALES, REFACCIONES Y RODILLOS	AL COSTO HISTORICO ACTUALIZADO POR LOS INDICES DE INFLACION DE LA INDUSTRIA DEL ACERO.

LA COMPAÑIA CLASIFICA COMO INVENTARIOS A LARGO PLAZO LOS RODILLOS Y REFACCIONES QUE DE ACUERDO A DATOS HISTORICOS Y TENDENCIAS DE PRODUCCION, SE UTILIZARAN EN EL CORTO PLAZO (UN AÑO).

EL COSTO DE VENTAS REPRESENTA EL COSTO DE REPOSICION DE LOS INVENTARIOS AL MOMENTO DE LA VENTA, EXPRESADO EN PESOS DE PODER ADQUISITIVO AL CIERRE DEL PRIMER TRIMESTRE DEL 2005.

INMUEBLES, MAQUINARIA Y EQUIPO.

LOS INMUEBLES, MAQUINARIA Y EQUIPO, SE REGISTRAN AL COSTO DE ADQUISICION Y SE ACTUALIZAN MEDIANTE FACTORES DERIVADOS DEL INPC, EXCEPTO POR LA MAQUINARIA Y EQUIPO DE PROCEDENCIA EXTRANJERA, LA CUAL SE ACTUALIZA UTILIZANDO LOS INDICES INFLACIONARIOS DEL PAIS DE ORIGEN Y LAS VARIACIONES DE LOS TIPOS DE CAMBIO EN RELACION CON EL PESO.

EL RESULTADO INTEGRAL DE FINANCIAMIENTO, CORRESPONDIENTE A ACTIVOS EN PERIODOS DE CONSTRUCCION O INSTALACION, SE CAPITALIZA COMO PARTE DEL VALOR DE LOS ACTIVOS Y SE ACTUALIZA CON UN FACTOR DERIVADO DEL INPC DESDE LA FECHA DE CAPITALIZACION HASTA LA FECHA DEL EJERCICIO Y SE AMORTIZA EN PLAZO PROMEDIO DE DEPRECIACION DE LOS ACTIVOS CORRESPONDIENTES.

LA DEPRECIACION DE LOS INMUEBLES, MAQUINARIA Y EQUIPO SE CALCULA POR EL METODO DE LINEA RECTA, CON BASE EN LA VIDA UTIL ESTIMADA DE LOS ACTIVOS CORRESPONDIENTES, DETERMINADA EN FORMA INDIVIDUAL POR PERITOS INDEPENDIENTES.

LAS VIDAS UTILES TOTALES DE LOS PRINCIPALES GRUPOS DE ACTIVO SON COMO SIGUE:

	AÑOS
EDIFICIOS	DE 15 A 100
MAQUINARIA Y EQUIPO	DE 10 A 50
EQUIPO DE TRANSPORTE	DE 4 A 20
MUEBLES Y ENSERES	DE 10 A 15

LOS GASTOS DE MANTENIMIENTO Y REPARACIONES MENORES SE REGISTRAN EN LOS RESULTADOS CUANDO SE INCURREN.

OTROS ACTIVOS

LOS OTROS ACTIVOS INCLUYEN PRINCIPALMENTE GASTOS DE ORGANIZACION Y GASTOS PREOPERATIVOS, Y SE PRESENTAN A SU VALOR ACTUALIZADO CON BASE EN EL INPC.

LA AMORTIZACION SE CALCULA POR EL METODO DE LINEA RECTA, SOBRE LA BASE DEL VALOR ACTUALIZADO EN UN PERIODO DE 20 AÑOS.

PRIMAS DE ANTIGUEDAD.

LOS BENEFICIOS ACUMULADOS POR PRIMAS DE ANTIGUEDAD, A QUE TIENEN DERECHO LOS TRABAJADORES POR LEY, SE RECONOCEN EN LOS RESULTADOS DE CADA EJERCICIO, CON BASE EN CALCULOS ACTUARIALES DEL VALOR PRESENTE DE ESTA OBLIGACION. LA AMORTIZACION DEL COSTO DE LOS SERVICIOS ANTERIORES QUE NO SE HA RECONOCIDO, SE BASA EN LA VIDA DE SERVICIO ESTIMADA DEL PERSONAL. LA VIDA DE SERVICIO ESTIMADA DE LOS EMPLEADOS QUE TIENEN DERECHO A LOS BENEFICIOS DEL PLAN ES APROXIMADAMENTE DE ENTRE 8 A 9 AÑOS.

LAS DEMAS COMPENSACIONES, PRINCIPALMENTE, INDEMNIZACIONES A LA QUE PUEDE TENER DERECHO EL PERSONAL SE RECONOCEN EN LOS RESULTADOS DEL EJERCICIO EN QUE SE PAGAN.

ENTORNO FISCAL.

REGISTRO DEL IMPUESTO SOBRE LA RENTA AL ACTIVO;

LAS COMPAÑIAS ESTAN SUJETAS AL IMPUESTO SOBRE LA RENTA ISR Y AL IMPUESTO AL ACTIVO (IMPAC), EL ISR SE CALCULA CONSIDERANDO COMO GRAVABLES O DEDUCIBLES CIERTOS EFECTOS DE LA INFLACION TALES COMO; DEPRECIACION SOBRE VALORES ACTUALIZADOS, DEDUCCIONES DE COMPRAS EN LUGAR DEL COSTO DE VENTAS, LO QUE PERMITE DEDUCIR COSTOS ACTUALES Y SE ACUMULA O DEDUCE EL EFECTO DE LA INFLACION, SOBRE CIERTOS ACTIVOS O PASIVOS MONETARIOS, A TRAVES DEL COMPONENTE INFLACIONARIO, EL CUAL, EN CONCEPTO ES SIMILAR AL RESULTADO POR POSICION MONETARIA.

POR OTRA PARTE, EL IMPAC SE CAUSA A RAZON DEL 1.8% SOBRE UN PROMEDIO NETO DE LA MAYORIA DE LOS ACTIVOS A VALORES ACTUALIZADOS Y DE CIERTOS PASIVOS, Y SE PAGA UNICAMENTE POR EL MONTO QUE EXCEDA AL ISR DEL AÑO. CUALQUIER PAGO QUE SE EFECTUE ES RECUPERABLE CONTRA EL MONTO QUE EL ISR EXCEDA AL IMPAC Y LOS EJERCICIOS SUBSECUENTES ASI MISMO, SE PUEDE ACREDITAR EL EXCESO DEL IMPAC EN

LOS ULTIMOS TRES EJERCICIOS CONTRA EL IMPUESTO AL ACTIVO DEL AÑO.

AL 31 DE MARZO DEL 2005, LAS COMPAÑIAS TIENEN IMPAC POR RECUPERAR EN AÑOS FUTUROS QUE SE INDEXARAN, HASTA LA FECHA EN QUE SE RECUPEREN.

PAGO DE DIVIDENDOS.

EL DIVIDENDO QUE PAGUE ESTARA LIBRE DE IMPUESTOS SI ESTE SE PAGA DE LA CUENTA DE UTILIDAD FISCAL NETA (CUFIN), LOS DIVIDENDOS QUE NO PROVENGAN DE LA CUFIN DEBERAN INCLUIR UN IMPUESTO DEL 32%. EN CASO DE REDUCCION DE CAPITAL ESTAN GRAVADOS EL EXCEDENTE Y LAS APORTACIONES REALIZADAS SEGUN LOS PROCEDIMIENTOS ESTABLECIDOS POR LA LEY DEL IMPUESTO SOBRE LA RENTA.

Y POR ULTIMO LA UTILIDAD NETA DEL EJERCICIO DE CADA COMPAÑIA ESTARA SUJETA A LA DISPOSICION LEGAL QUE REQUIERE EL 5% DE UTILIDAD DE CADA EJERCICIO QUE SERA TRASPASADA A LA RESERVA LEGAL HASTA ALCANZAR UN 20% DEL CAPITAL SOCIAL. ESTA RESERVA NO ES SUSCEPTIBLE DE DISTRIBUIRSE A LOS ACCIONISTAS DURANTE LA EXISTENCIA DE LAS COMPAÑIAS EXCEPTO EN FORMA DE DIVIDENDOS.

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **1** AÑO: **2005**
INDUSTRIAS CH, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 OPERADORA DE INDUSTRIAS CH, S.A. DE C.V.	COMPRA VTA, DIST. Y MAQUILA DE TUBO	50	99.99	15	26,761
2 SERVICIOS CH, S.A. DE C.V.	PRESTACION DE TODA CLASEDE SERVICIOS	1	99.99	1	(4,395)
3 ACEROS CH, S.A. DE C.V.	COMERC. EN GRAL. DE TODA CLASE DE ACERO	50	99.99	50	(34,241)
4 CIA MEX. DE PERF. Y TUBOS, S.A. DE C.V.	FABRIC. DE PERF. Y TUBULARES	445,000	99.99	1	23,992
5 INMOBILIARIA PYTSA, S.A. DE C.V.	ARREND. DE BIENES INMUEBLES	50,000	99.99	1	52,799
6 PROCARSA, S.A. DE C.V.	FAB. Y EXPORT. DE TUBERIA	123,628,404	99.99	4,963	80,206
7 INMOBILIARIA PROCARSA, S.A. DE C.V.	ARREND. DE BIENES INMUEBLES	50,000	99.99	1	1,515
8 TUBERIAS PROCARSA, S.A. DE C.V.	FAB. Y EXPORT. DE TUBERIA	588,927,239	99.99	23,644	2,371,341
9 OPERADORA PROCARSA, S.A. DE C.V.	COMP. VTA, DISTRIB. Y MAQ. DE TUBO	15,000	99.99	15	42,882
10 SIDERURGICA DEL GOLFO, S.A. DE C.V.	FAB. DE ANGULO Y SOLERA	12,117,550	99.99	1	31,903
11 SIGOSA ACEROS, S.A. DE C.V.	COMPRA VTA. Y DISTRIB. DE ANGULO Y SOLE	32,629,700	99.99	1	210
12 SERV. ADMTIVOS. SIGOSA, S.A. DE C.V.	PREST. DE TODA CLASE DE SERVICIOS	80,000	99.99	1	0
13 PYTSA MONCLOVA, S.A. DE C.V.	FAB. DE TUBOS Y PERFILES	50,000	99.99	1	35,222
14 RECUBRIMIENTOS PROCARSA, S.A. DE C.V.	SERV. DE RECUBRIM. POXICOS	50,000	99.99	1	(19,694)
15 GRUPO SIMEC, S.A. DE C.V.	MANUF. Y VENTA DE PROD. SIDERURGICOS	474,393,215	85.84	1	5,711,255
16 OPERADORA ICH, S.A. DE C.V.	FABRICACION DE ACEROS ESPECIALES	45,000	99.99	1	(119,063)
17 ADMON. DE EMPRESAS CH, S.A. DE C.V.	PRETACION DE TODA CLASE DE SERVICIOS	50,000	99.99	1	(2,966)
18 PYTSA INDUSTRIAL, S.A. DE C.V.	COMERCIALIZADORA DE LAMINA EN ROLLO	1,000,000	99.99	1	572,739
19 ACEROS Y LAMINADOS SIGOSA, S.A. DE C.V.	COMPRA VTA. Y DISTRIB. DE ANGULO Y SOLE	39,579,700	99.99	1	549,122
20 PROCARSA INDUSTRIAL, S.A. DE C.V.	MATERIALES METALICOS PARA LA CONSTRUCCI	50,000	99.99	1	589,883
21 ADMINISTRACION Y CONTROL DE LA PRODUCCION,S.A. DE	PREST.DE TODA CLASE DE SERVICIOS	50,000	99.99	1	1,064
22 COMERCIALIZADORA PYTSA S.A. DE C.V.	PREST.DE TODA CLASE DE SERVICIOS	50,000	99.99	1	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**28,704**	**9,910,535**
ASOCIADAS		0	0.00	0	0

CLAVE DE COTIZACION: **ICH**
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2005**

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
TOTAL DE INVERSIONES EN ASOCIADAS				0	0
OTRAS INVERSIONES PERMANENTES					0
TOTAL					9,910,535

OBSERVACIONES

CLAVE DE COTIZACION: ICH
INDUSTRIAS CH, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRIMESTRE: 1 AÑO: 2005

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
QUIROGRAFARIOS																
BBVA BANCOMER	31/03/2005	8.42	0	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANCARIOS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
BURSATILES																
LISTADAS EN BOLSA																
QUIROGRAFARIOS																
MEDIUM TERM	15/12/1998	9.33	0	0	0	0	0	0	0	0	3,411	0	0	0	0	0
TOTAL BURSATILES			0	0	0	0	0	0	0	0	3,411	0	0	0	0	0
PROVEEDORES																
PROVEEDORES																
DIVERSOS			368,330	0	0	416,629	0	0	0	0	0	13,389	0	0	0	0
TOTAL PROVEEDORES			368,330	0	0	416,629	0	0	0	0	0	13,389	0	0	0	0
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
DIVERSOS			435,399	0	0	169	0	0	0	0	0	23,193	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			435,399	0	0	169	0	0	0	0	0	23,193	0	0	0	0
TOTAL			803,729	0	0	416,798	0	0	0	0	3,411	36,582	0	0	0	0

OBSERVACIONES

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **1** AÑO: **2005**

INDUSTRIAS CH, S.A. DE C.V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6

CONSOLIDADO
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**107,707**	**1,213,038**	0	0	**1,213,038**
PASIVO	**106,460**	**1,196,289**	**195**	**2,201**	**1,198,490**
CORTO PLAZO	106,460	1,196,289	195	2,201	1,198,490
LARGO PLAZO	0	0	0	0	0
SALDO NETO	**1,247**	**16,749**	**(195)**	**(2,201)**	**14,548**

(1) EN LA SECCION DE OBSERVACIONES SE DEBERA ESPECIFICAR LA MONEDA Y EL TIPO DE CAMBIO

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ICH**
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2005**

CEDULA DE INTEGRACION Y CALCULO DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	7,676,317	5,454,037	(2,222,280)	0.00	(80)
FEBRERO	7,314,074	5,847,655	(1,466,419)	0.33	(4,886)
MARZO	5,960,890	6,611,333	(650,442)	0.45	2,932
ACTUALIZACION:	0	0	0	0.00	0
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**(2,034)**

OBSERVACIONES

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **1** AÑO: **2005**
INDUSTRIAS CH, S.A. DE C.V.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8 **CONSOLIDADO**
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

PAPEL A MEDIANO PLAZO (MEDIUM TERM NOTES)
A) LA RELACION DE ACTIVO CIRCULANTE A PASIVO A CORTO PLAZO NO DEBERA SER MENOR A 1.0 VECES.
B) LOS PASIVOS CONSOLIDADOS NO DEBEN SER MAYORES AL 0.60 DEL TOTAL DEL PASIVO MAS EL CAPITAL CONTABLE.
C) LA UTILIDAD DE OPERACION MAS DEPRECIACION, MAS (MENOS) PARTIDAS VIRTUALES ENTRE LOS GASTOS FINANCIEROS DEBE SER IGUAL O MAYOR A 2.

ESTE PAPEL SE COLOCO EN LOS MERCADOS INTERNACIONALES.

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

PAPEL A MEDIANO PLAZO (MEDIUM TERM NOTES)
SITUACION ACTUAL
A) SE CUMPLIO LA RELACION ES 3.58
B) SE CUMPLIO EL PASIVO REPRESENTA EL 0.25
C) SE CUMPLIO EL RESULTADO ES 121.59

EL SALDO DEL CAPITAL AL 31 DE MARZO DE 2005 ASCIENDE A PS 3,411 (302,000) DOLARES.

CLAVE DE COTIZACION: **ICH**
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2005**

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9

CONSOLIDADO
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
PLANTA DE ACERO EN	PLANTA PRODUCTORA DE ACEROS	100,000	68
TLANEPANTLA	EPECIALES	0	0
PLANTA DE TUBERIA EN	PLANTA PROD. DE TUB. CON COSTURA	300,000	70
MONCLOVA	DE GRANDES DIMENSIONES	0	0
PLANTA DE PERFILES EN	PLANTA PROD. DE TUB. CON COSTURA	100,000	69
ECATEPEC	DE PEQUEÑAS DIMENSIONES	0	0
PLANTA DE LAMINACION EN	PLANTA PRODUCTORA DE PERFILES	250,000	70
MATMOROS	COMERCIALES	0	0
PLANTA DE ACERO EN	PRODUCCION Y VENTA DE PRODUCTOS	450,000	92
GUADALAJARA	DE ACERO	0	0
PLANTA DE ACERO EN	PRODUCCION Y VENTA DE PRODS.	250,000	98
MEXICALI	DE ACERO	0	0
PLANTAS DE ACERO EN	PRODUCCION Y VENTA DE	450,000	84
APIZACO - CHOLULA	PRODUCTOS DE ACERO	0	0

OBSERVACIONES

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **1** AÑO: **2005**
INDUSTRIAS CH, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10 **CONSOLIDADO**
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CHATARRA	LADISLAO MONROY HORTENCIA MIRANDA GONZALEZ PICAZO PEDRO MARTIN MAYEN JOSE MANUEL BONILLA				27.00
FERROLIGAS	ARTICULOS FERROMETALES AIMCOR DE MEXICO, S.A. DIST. DE ALEACIONES METALICAS DIELS, S.A. DE C.V. CIA MINERA AUTLAN				25.00
ENERGIA ELECTRICA	LUZ Y FUERZA DEL CTRO.				12.00
GAS NATURAL	CONSORCIO MAXI-GAS				9.00
OXIGENO	PRAXAIR, S.A. DE C.V.				1.00
LAMINA ROLADA EN CALIENTE	ALTOS HORNOS DE MEXICO				17.00
			T.C.I. TRANS. COMODITIES A.G.		12.00
			TECHINT S.A.		9.00
			HAN MOO, INC.		4.00
PALANQUILLA	T.A. 2000, S.A. DE C.V.	PALANQUILLA	STEMCO		82.00
	ATLAX, S.A. DE C.V.	PALANQUILLA	TRADE ARBED		
	ACEROS D.M.S.A. DE C.V.	PALANQUILLA	DUFERCO		
LAMINA ROLADA EN CALIENTE	ALTOS HORNOS DE MEXICO S.A.	RESINAS EPOXICAS	DUPONT POWDER COATINGS		81.00
		GRANALLA DE ACERO	WHIEELABRATOR ABRASIVES INC.		
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS		59.92
ENERGIA ELECTRICA	C.F.E.				9.68
FERROALEACIONES	MINERA AUTLAN	FERROALEACIONES	GFM TRADING		6.15
ELECTRODOS	UCAR CARBON MEXICANA	ELECTRODOS	SGL CARBON GROUP		1.93

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ICH** TRIMESTRE: **1** AÑO: **2005**

INDUSTRIAS CH, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ACEROS ESPECIALES	12	110,466	9	108,342			VELCON
							FRISA FORJADOS
							SKF DE MEXICO S..
							GRANT PRIDECO
TUBERIA DE ACERO C.	31	272,519	23	278,536			TUVAPASA
							TICSA
							TUCOTA
PERFILES COMERCIALE	64	274,590	58	373,290			GRUPO COLLADO
							TAM-MEX
PERFILES ESTRUCTURA	40	358,333	40	287,059			DIS.ACERO IBARR/
							ABINSA
CORRUGADO	67	250,398	47	248,164			FORTEACERO
							DIS. ACERO ANAHU
SOLERAS	40	358,333	37	256,686			OP. PROC. ACERO
							RYERSON DE MEX.
BARRAS MACIZAS	64	324,539	58	454,152			ACEROS LA FAMA
OTROS			2	16,452			
TOTAL		1,949,178		2,022,681			

CLAVE DE COTIZACION: **ICH**
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2005**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ACEROS ESPECIALES			6	73,033	USA		KREHER STEEL
					USA		NORRIS CILYNDER
					USA		MAGELLAN INTNAL
					USA		US ALLOYS
TUBERIA DE ACERO			8	95,347	USA		LB FOSTER CO
					USA		PFV SUPLY CO
PERFILES ESTRUCTURA			2	8,385	USA		CIERRA PIE
					COLOMBIA		PETROBRAS COLO
PERFILES COMERCIALE			6	40,941	USA		SIGOSA STEEL CO
CORRUGADO			21	117,184			
SOLERAS			2	15,738			
BARRAS MACIZAS			9	74,420			
T O T A L				425,048			

OBSERVACIONES

CLAVE DE COTIZACION: **ICH** TRIMESTRE: 1 AÑO: **2005**

INDUSTRIAS CH, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR $	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		0	360,507,744	76,066,836		436,574,580	3,484,908	1,613,696
TOTAL			**360,507,744**	**76,066,836**	**0**	**436,574,580**	**3,484,908**	**1,613,696**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
436,574,580

PROPORCION DE ACCIONES POR :

CPO's :
T.VINC. :
ADRS's :
GDRS's :
ADS's :
GDS's

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

LOS PROYECTOS EN PROCESO AL 31 DE MARZO DEL 2005 SON LOS SIGUIENTES:

PROYECTOS EN PROCESO	MONTO INVERTIDO	GRADO DE AVANCE	FECHA DE CONCLUSION
RECUPERADOR DE CALOR EN LAMINACION	7,278	95%	JUN/05
CAMBIO DE CASILLETE EN GEMAG	9,651	80%	JUL/05
RANURADORA DE TUBO Y RECUBRIMIENTO INTERIOR DE TUBOS.	3,499	85%	ABR/05
DIVERSOS PROYECTOS EN LAS PLANTAS TLALNEPANTLA Y GUADALAJARA	8,068		
TOTAL AL 31 DE MARZO DE 2005	28,444		

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

OPERACIONES EN MONEDA EXTRANJERA - LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN A LOS TIPOS DE CAMBIO VIGENTES EN LAS FECHAS DE SU CELEBRACION Y LIQUIDACION. LOS ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA SE CONVIERTEN A LOS TIPOS DE CAMBIO VIGENTES A LA FECHA DEL BALANCE GENERAL CONSOLIDADO. LAS DIFERENCIAS EN CAMBIOS INCURRIDAS EN RELACION CON ACTIVOS Y PASIVOS CONTRATADOS EN MONEDA EXTRANJERA SE LLEVAN A LOS RESULTADOS DEL AÑO, FORMANDO PARTE DEL COSTO INTEGRAL DE FINANCIAMIENTO.

LOS ESTADOS FINANCIEROS DE LAS SUBSIDIARIAS EN EL EXTRANJERO FUERON CONVERTIDOS A MONEDA NACIONAL DE CONFORMIDAD CON EL BOLETIN B-15 "TRANSACCIONES EN MONEDA EXTRANJERA Y CONVERSION DE ESTADOS FINANCIEROS DE OPERACIONES EXTRANJERAS". TODAS LAS COMPAÑIAS SUBSIDIARIAS EN EL EXTRANJERO FUERON CONSIDERADAS COMO "OPERACIONES EXTRANJERAS INTEGRADAS", POR LO QUE SUS ESTADOS FINANCIEROS FUERON CONVERTIDOS A MONEDA NACIONAL, MEDIANTE EL SIGUIENTE PROCEDIMIENTO:

- APLICANDO EL TIPO DE CAMBIO A LA FECHA DEL BALANCE GENERAL CONSOLIDADO PARA LAS PARTIDAS MONETARIAS.
- APLICANDO EL TIPO DE CAMBIO DE CUANDO SE ORIGINARON LOS ACTIVOS NO MONETARIOS Y EL CAPITAL Y, EL TIPO DE CAMBIO PROMEDIO PONDERADO DEL PERIODO PARA LAS PARTIDAS DE RESULTADOS.
- EL EFECTO DE CONVERSION RESULTANTE SE REGISTRA EN EL ESTADO DE RESULTADOS DENTRO DEL RESULTADO INTEGRAL DE FINANCIAMIENTO.
- ACTUALIZANDO LOS VALORES RESULTANTES CONFORME A LAS DISPOSICIONES DEL BOLETIN B-10, APLICANDO EL INPC.

CLAVE DE COTIZACION: **ICH** FECHA: 21/11/2005 09:30

INDUSTRIAS CH, S.A. DE C.V.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	INDUSTRIAS CH, S.A. DE C.V.
DOMICILIO:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA ,MEX
TELEFONO:	53102559
FAX:	53102496
DIRECCION DE INTERNET:	ichsa@prodigy.net.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	ICH8104249Q0
DOMICILIO FISCAL:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA ,MEX

RESPONSABLE DE PAGO

NOMBRE:	LIC RUBEN AURELIO VAZQUEZ ALLENDE
DOMICILIO:	AGUSTIN MEGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA ,MEX
TELEFONO:	53102559
FAX:	53102496
E-MAIL:	ichsa@prodigy.net.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL COSEJO DE ADMINISTRACION
NOMBRE:	ING. RUFINO VIGIL GONZALEZ
DOMICILIO:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	53102559
FAX:	53102496
E-MAIL:	ichsa@prodigy.net.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	C.P. SERGIO VIGIL GONZALEZ
DOMICILIO:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	53102559
FAX:	53102496

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ICH
INDUSTRIAS CH, S.A. DE C.V.

FECHA: 21/11/2005 09:30

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	
NOMBRE:	
DOMICILIO:	
COLONIA:	
C. POSTAL:	
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	
FAX:	
E-MAIL:	

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO:	REPRESENTANTE LEGAL
NOMBRE:	LIC. HECTOR FELIPE MELGOZA MARIN
DOMICILIO:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	53102559
FAX:	53102496
E-MAIL:	ichsa@prodigy.net.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO:	
NOMBRE:	
DOMICILIO:	
COLONIA:	
C. POSTAL:	
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	
FAX:	
E-MAIL:	

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	
NOMBRE:	
DOMICILIO:	
COLONIA:	
C. POSTAL:	
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	
FAX:	
E-MAIL:	

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	LIC. JOSE LUIS RICO MACIEL
DOMICILIO:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	53102559

CLAVE DE COTIZACION: **ICH**
INDUSTRIAS CH, S.A. DE C.V.

FECHA: 21/11/2005 09:30

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	REPRESENTANTE LEGAL
NOMBRE:	LIC. HECTOR FELIPE MELGOZA MARIN
DOMICILIO:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	53102559
FAX:	53102496
E-MAIL:	ichsa@prodigy.net.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
NOMBRE:	LIC. JAIME VIGIL SANCHEZ-CONDE
DOMICILIO:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	53102559
FAX:	53102496
E-MAIL:	ichsa@prodigy.net.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	REPRESENTANTE LEGAL
NOMBRE:	LIC. HECTOR FELIPE MELGOZA MARIN
DOMICILIO:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	53102559
FAX:	53102496
E-MAIL:	ichsa@prodigy.net.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	
NOMBRE:	
DOMICILIO:	
COLONIA:	
C. POSTAL:	
CIUDAD Y ESTADO:	TLANEPANTLA MEX
TELEFONO:	
FAX:	
E-MAIL:	

CLAVE DE COTIZACION: ICH
INDUSTRIAS CH, S.A. DE C.V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

LIC. HECTOR FELIPE MELGOZA MARIN **DIRECTOR ADMINISTRATIVO**	**C.P. SERGIO VIGIL GONZALEZ** **DIRECTOR GENERAL**

TLANEPANTLA, MEX, A 21 DE NOVIEMBRE DE 2005

CLAVE DE COTIZACION: TRIMESTRE: AÑO:
INDUSTRIAS CH, S.A. DE C.V.

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

EL DIA 10 DE SEPTIEMBRE DE 2004, INDUSTRIAS CH, S.A. DE C.V. A TRAVES DE SUS SUBSIDIARIA GRUPO SIMEC, S.A. DE C.V. FINIQUITO COMPLETAMENTE LA ADQUISICION DE LOS INVENTARIOS, TERRENOS, EDIFICIOS, MAQUINARIA Y EQUIPO, ABSORVIENDO EL PASIVO LABORAL DE LAS PLANTAS DE APIZACO, TLAXCALA Y CHOLULA PUEBLA; QUE ERAN PROPIEDAD DE INDUSTRIAS FERRICAS DEL NORTE, S.A. DE C.V. (CORPORACION SIDENOR ESPAÑA) DONDE EL MONTO PAGADO ASCENDIO APROXIMADAMENTE A $ 135 MILLONES DE DOLARES, LA INVERSION SE REALIZO CON RECURSOS PROPIOS. SE EMPEZO A OPERAR LA SIDERURGICA, TLAXCALA Y LA PLANTA CHOLULA PUEBLA, DESDE EL 01 DE AGOSTO, POR LOQUE LOS RESULTADOS DE OPERACION DE AMBAS PLANTAS SE ESTAN REFLEJANDO EN LOS RESULTADOS DEL PRMER TRIMESTRE DEL 2005.

PARA DAR CUMPLIMIENTO CON LO ESTABLECIDO EN EL ARTICULO 35 DE LA CIRCULAR UNICA DE EMISORAS EN EL ULTIMO PARRAFO DEL INCISO I EN DONDE NOS MENCIONA QUE EN LA INFORMACION TRIMESTRAL QUE PRESENTA LA EMISORA CORRESPONDIENTE AL TRIMESTRE EN QUE SURTE EFECTOS LA REESTRUCTURACION CORPORATIVA REELEVANTE Y DURANTE LOS 3 SIGUIENTES, DEBERA INCLUIR EN SUS NOTAS, PARA EFECTOS COMPARATIVOS, UN ESTADO FINANCIERO CON CIFRAS PROFORMA EN EL QUE SE PRESENTE LA SITUACION FINANCIERA DE LA EMISORA COMO SI LA REESTRUCTURACION RESPECTIVA HUBIERA SURTIDO EFECTOS EN EL EJERCICIO ANTERIOR. ASI MISMO EL ARTICULO 81 INCISO IV DE LA CIRCULAR UNICA DE EMISORAS NOS MARCA QUE LOS ESTADOS FINANCIEROS PROFORMA DEBERAN PRESENTAR O EXCLUIR EL IMPACTO DE OPERACIONES SOBRE LA SITUACION FINANCIERA DE LA EMISORA, O BIEN, DE MODIFICACIONES EN LA APLICACION DE POLITICAS, CRITERIOS, O PRACTICAS CONTABLES, COMO SI LAS MENCIONADAS OPERACIONES O MODIFICACIONES HUBIESEN O NO, SEGUN SEA EL CASO, SURTIDO EFECTOS A LA FECHA QUE SE REFIERAN DICHOS ESTADOS FINANCIEROS PROFORMA. EN TODO CASO, LOS ESTADOS FINANCIEROS PROFORMA DEBERAN ELABORARSE EN LA MEDIDA DE LO POSIBLE, SIGUIENDO LOS MISMOS PRINCIPIOS CONTABLES CONFORME A LOS CUALES SE ELABORAN SUS ESTADOS FINANCIEROS. LA INFORMACION FINANCIERA DEBERA INCLUIR EN COLUMNAS COMPARATIVAS, CIFRAS BASE, CIFRAS DE AJUSTE PROFORMA Y CIFRAS PROFORMA RESULTANTES, ASI COMO ACOMPAÑARSE DE NOTAS COMPLEMENTARIAS QUE EXPLIQUEN CLARAMENTE LAS BASES DE PREPARACION.

INDUSTRIAS CH, S.A. DE C.V. Y SUBSIDIARIAS
ESTADO DE RESULTADOS
(MILES DE PESOS)
DOCE MESES TERMINADOS AL 31 DE MARZO:

	2005			PROFORMA 2004		
	ICH SIN APIZACO Y CHOLULA	APIZACO Y CHOLULA	ICH CONSO-LIDADO	ICH SIN APIZACO Y CHOLULA	AJUSTES APIZACO Y CHOLULA	ICH PROFORM CONSO-LIDADO
VENTAS NETAS	1,742,129	705,600	2,447,729	1,159,960	491,690	1,651,650
COSTO DE VENTAS	1,106,733	500,270	1,607,003	720,679	378,950	1,099,629
RESULTADO BRUTO	635,396	205,330	840,726	439,281	112,740	552,021
GASTOS DE OPERACION	186,873	62,433	249,306	126,061	62,433	188,494

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

RESULTADO DE OPERACION	448,523	142,897	591,420	313,220	50,307	363,527
COSTO INTEGRAL DE FINANCIAMIENTO.	(7,121)	140	(7,261)	32,935	0	32,935
OTROS GASTOS (INGRESO)	(71,008)	(8)	(71,000)	(68,850)	0	(68,850)
IMPUESTOS	174,506	18,756	193,262	(65,151)	0	(65,151)
PARTICIPACION MINORITARIA	45,460	0	45,460	44,883	0	44,883
RESULTADO NETO MAYORITARIO	306,950	124,009	430,959	369,403	50,307	419,710

EFECTO DE LAS TONELADAS VENDIDAS EN LOS MESES DE ENERO A MARZO DE 2004, EN LAS PLANTAS DE APIZACO Y CHOLULA SE CONSIDERAN 98,068 TONELADAS QUE SON LAS MISMAS DE LOS MESES DE ENERO A MARZO DE 2005. EN EL ESTADO DE RESULTADOS PROFORMA DE 2004 SE CONSIDERA EL PRECIO DE VENTA PS 4,917 POR TONELADA ASI COMO EL COSTO DE VENTA DE PS 3,790 POR TONELADA QUE CORRESPONDEN A LOS PRECIOS DE 2004 ACTUALIZADOS. EL PRECIO PROMEDIO DE VENTA POR TONELADA, PARA EL PERIODO ENERO A MARZO DE 2005 ES DE PS. 7,195 POR TONELADA Y EL COSTO PROMEDIO DE VENTA POR TONELADA ES DE PS 5,101 POR TONELADA.

SE CONSIDERA QUE LOS GASTOS DE OPERACION PARA EL ESTADO DE RESULTADOS PROFORMA DE 2004 SON LOS MISMOS DE 2005.

NO SE CONSIDERA COSTO INTEGRAL DE FINANCIAMIENTO PARA EL ESTADO DE RESULTADOS PROFORMA DE 2004, YA QUE ICH NO TIENE DEUDA FINANCIERA.

INDUSTRIAS CH, S.A. DE C.V. Y SUBSIDIARIAS
ESTADO DE SITUACION FINANCIERA
(MILES DE PESOS)
31 DE MARZO DE:

	2005	PROFORMA 2004		
	ICH CONSOLIDADO	ICH SIN APIZACO Y CHOLULA	AJUSTES APIZACO Y CHOLULA	ICH PROFORMA CONSOLIDADO
ACTIVO CIRCULANTE	8,672,468	4,253,604	51,809	4,305,413
ACTIVO A LARGO PLAZO	0	0	0	0
INMUEBLES, PLANTA EQUIPO	7,667,494	5,581,944	1,229,257	6,811,201
ACTIVO DIFERIDO	229,053	266,394	0	266,394

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

ACTIVO TOTAL	16,569,012	10,101,942	1,281,066	11,383,008
PASIVO CIRCULANTE	1,422,705	142,458	1,245,683	1,388,141
CREDITOS DIFERIDOS	2,352,083	1,863,102	0	1,863,102
CAPITAL CONTABLE	12,787,965	7,706,137	35,383	7,741,520

SE LE ESTA DANDO EFECTOS AL 31 DE MARZO DE 2005 A LA COMPRA DE ACTIVOS, INVENTARIOS, TERRENOS, EDIFICIOS, MAQUINARIA Y EQUIPO E IVA ACREDITABLE, EFECTUADO EN EL AÑO 2004, PARA PODER HACER COMPARABLE LOS ESTADOS DE SITUACION FINANCIERA AL 31 DE MARZO DE 2005 Y 2004. DEBIDO A QUE LA COMPRA EN EL 2004 EN EFECTIVO Y EL 31 DE DICIEMBRE DE 2003 NO SE CONTABA CON EL SALDO SUFICIENTE EN CAJA, SE REGISTRO UN PASIVO EN EL ESTADO FINANCIERO PROFORMA DE PS. 1,245,683

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.